UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File No. 0-53646

Grown Rogue International Inc. (formerly: Novicius Corp.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.       Grown Rogue International Inc. (formerly: Novicius Corp.), News Release dated November 5, 2018, as filed on Sedar on November 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 5, 2018	GROWN ROGUE INTERNATIONAL INC. (FORMERLY: NOVICIUS CORP.)

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE IN CANADA ONLY

NOVICIUS OBTAINS CONDITIONAL APPROVAL AND CHANGES NAME TO GROWN ROGUE INTERNATIONAL

TORONTO, ON / ACCESSWIRE / November 5, 2018 / Grown Rogue International Inc., formerly known as NOVICIUS CORP. (CSE: NVS) (the “Company”), is pleased to announce that the Canadian Securities Exchange (the “CSE”) has conditionally approved the reverse-takeover transaction as described below (the “Transaction”) between the Company and Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) as previously announced in the Company’s press releases dated September 28, 2017, October 2, 2017, March 29, 2018 and July 12, 2018. The Transaction will result in the listing of the resulting issuer’s (the “Resulting Issuer”) common shares on the CSE, with such listing to be effective concurrently with the completion of the Transaction. The Transaction remains subject to the final approval of the CSE.

About Grown Rogue

Grown Rogue is a seed-to-experience cannabis brand operating in the Oregon recreational market. Grown Rogue is headquartered in the premier Oregon cannabis region near Medford, Oregon. Grown Rogue’s products are categorized according to desired user experiences: Relax, Optimize, Groove, Uplift and Energize. The Grown Rogue brand offers flower, pre-rolls and extracts including shatter, wax, oil and sugar.  To provide customers with “The Right Experience, Every Time.” ™, Grown Rogue grows only the finest cannabis at two wholly owned outdoor facilities and one state of the art 17,000 sq ft. indoor grow operation, utilizing organic farming practices and meeting Clean Green Certification standards.

For more information, visit https://www.grownrogue.com/.

The Transaction

Upon receipt of conditional approval, the Company entered into a definitive agreement with Grown Rogue dated October 31, 2018 (the “Definitive Agreement”) to acquire a 100% interest in Grown Rogue by way of a securities exchange between the Company and all of the unitholders of Grown Rogue, which will constitute a reverse takeover of the Company by the unitholders of Grown Rogue (the “GR Acquisition”). Pursuant to the Transaction, the issued and outstanding units of Grown Rogue will be exchanged for common shares of the Company on a one (1) unit for one (1) share basis for a deemed price of C$0.44 per share and all outstanding convertible securities of Grown Rogue will be exchanged for convertible securities of the Resulting Issuer.

Concurrently with the GR Acquisition, the Company will also acquire Grown Rogue Canada Inc. (“GRC”), a related company to Grown Rogue, pursuant to a three-cornered amalgamation under the Business Corporations Act (Ontario). The acquisition of GRC will result in the Company acquiring all the funds raised by GRC through a brokered subscription receipt offering. As of the date of this release, GRC has sold a total of 6,193,916 subscription receipts for total gross proceeds of C$2,725,323. See the Company’s press release dated July 12, 2018 for more details relating to this offering.

As a pre-closing condition of the Transaction, the Company has changed its name to “Grown Rogue International Inc.” and effected the consolidation of its common shares on the basis of 1.4 pre-consolidation common share into (1) post-consolidation common share such that as of this date there are 3,773,689 post-consolidation common shares issued and outstanding in the capital of the Company.

The completion of the Transaction is subject to certain other additional conditions precedent, including, but not limited to: (i) the completion of the GR Acquisition (ii) the approval of the Transaction by each of the Company’s and Grown Rogue’s respective board of directors and managers; (iii) the approval of the shareholders of the Company as required by CSE policies; (iv) the approval of the unitholders of Grown Rogue and the shareholders of GRC; (v) the approval from the CSE to list the Resulting Issuer’s shares; (vi) the absence of any material change or change in a material fact which might reasonably be expected to have a material adverse effect on the financial and operational conditions on the assets of each of the parties to the Definitive Agreement; and (vii) certain other conditions typical in a transaction of this nature.

It is expected that the former unitholders of Grown Rogue, including the subscribers to the financings relating to the Transaction, will own approximately 94% of the Resulting Issuer on the closing of the Transaction.

Financings by Grown Rogue

Grown Rogue completed a private placement of convertible debentures (the “Debentures”) for gross proceeds of C$1,500,000. A rate of interest of 2% per quarter from the date of issuance of the Debentures is payable quarterly in arrears on the last day of March, June, September and December of each year. The Debentures mature 24 months from the date of issuance. The Debentures are convertible into common units of Grown Rogue at a price of C$0.44 per unit and the Debentures are secured by a general security agreement granting a security interest in all of Grown Rogue’s and its subsidiaries’ property and assets. As part of Grown Rogue’s Debenture offering, GRC issued an aggregate of 3,409,091 warrants to the purchasers of the debentures. Each purchase warrant is exercisable into one common shares of GRC at an exercise price of C$0.55 per unit for 24 months. The Debentures and warrants will be exchanged for debentures and warrants of the Resulting Issuer, on substantially the same terms, upon the completion of the Transaction.

It is expected that Grown Rogue will raise up to an additional C$2,500,000 in equity offerings prior to the closing of the Transaction, which is expected to occur prior to November 15, 2018.

Directors and Senior Officers of the Resulting Issuer

Subject to and following the closing of the Transaction, the directors and senior officers of the Resulting Issuer are expected to be the following individuals:

J. Obie Strickler – President, Chief Executive Officer and Director

Mr. Strickler is the CEO, President and founder of Grown Rogue. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed Grown Rogue in 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler has been active in the Oregon medical marijuana market since early 2000 where he organically scaled a single 15 plant property to four separate facilities with approximately 200 outdoor plants and 30 lights operating indoors. Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist.

Michael Johnston – Chief Financial Officer and Corporate Secretary

Mr. Johnston is a graduate of Western University, and joined Forbes Andersen LLP, Chartered Professional Accountants in 2004 and became a partner in 2012. Mr. Johnston has over 10 years of experience with both private and public companies in various capacities, including that of Chief Financial Officer.

Jacques Habra – Chief Strategy Officer

Mr. Habra is the Chief Strategy Officer of Grown Rogue responsible for branding, marketing, communications, and strategy. Mr. Habra is an award-winning entrepreneur who has launched multiple companies with successful exits in various sectors including technology, electronics, and real estate. Mr. Habra graduated from the University of Michigan with a degree in English and Philosophy with Honors.

Abhilash Patel – Director

Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently founder and CEO of Thermal, a venture studio in Santa Monica, CA, focusing on incubating and accelerating promising companies through capital and advanced growth marketing. Mr. Patel has a deep background in digital marketing, startup finance and entrepreneurship, with multiple successful exits to private and publicly-traded companies. He has a BA in Economics/Philosophy from Columbia University and an MBA from the UCLA Anderson School of Management.

Stephen Gledhill – Director

Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 25 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ritwik Uban

President

Grown Rogue International Inc.

Email: NVSCorpIR@gmail.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244